Exhibit 99.1

FCA CEO Issues Employee Email on Leadership Changes

Fiat Chrysler Automobiles N.V. ("FCA") (NYSE: FCAU / MTA: FCA) CEO Mike Manley today issued the following email to FCA employees worldwide:
Dear Colleagues,
As you recall, in early October we announced senior executive changes that underscored the depth of expertise we have leading FCA. That team is now fully engaged across our regions, brands, and functional groups, focused on delivering our five-year business plan commitments. To build on those appointments, today I’m pleased to announce additional changes to our leadership team, effective immediately. These moves help bring critical skills to key roles, including external perspectives to broaden our frame of reference as we continue our relentless pursuit of best practices in everything we do.
Mark Stewart is named Chief Operating Officer (COO) of our North America region. Mark joins us from Amazon, a company known for its culture of innovation, and obsession with delivering incredible value to customers. Most recently Mark served as Amazon’s Vice President of Operations, overseeing customer fulfillment across 200 facilities with 180,000 employees. He led teams focusing on advanced robotics, artificial intelligence and automation methods. Mark also has significant automotive experience, serving as the COO of automotive components supplier ZF TRW. His background is electrical engineering, and over the course of his career, he has been based in the U.S., Belgium, Germany, and China with experiences across production, quality and engineering. Mark will join the Group Executive Council (GEC).
Niel Golightly is named Global Chief Communications Officer. Niel joins our company from Shell Oil Company where he served as the Vice President of External Relations Americas. In that role, he was responsible for developing and leading the implementation of reputation, brand and stakeholder engagement and communication strategies for Shell’s business lines in North and South America. Prior to that, Niel served as global Vice President, Communications and Sustainable Development for Royal Dutch Shell’s worldwide Downstream businesses, based in London. Niel also has substantial experience in the automotive sector, having worked in a number of roles for Ford Motor Company, including Vice President of Public Affairs for Ford of Europe. Niel also will join the GEC.
Mike Keegan is named Chief Audit, Sustainability and Compliance Officer. Mike, who previously served as Global Head of Communications, is replacing Alessandro Baldi who has announced his intent to retire in the first quarter of 2019. During this period, Mike and Sandro will work closely together to ensure a smooth transition. Having worked in a variety of operational and functional leadership roles in our company, I am confident he will work closely with the regions and functional organizations to ensure we are pursuing and achieving best practice methods and tools in compliance and sustainability. Mike continues to serve on the GEC and as the GEC Coordinator.
On behalf of all FCA employees, I would like to thank Sandro for his many years of humble and tireless service to our company. I wish him all the best in his next chapter.

Please join me in congratulating the leaders taking new roles and a big welcome to those joining our organization.
/s/ Mike Manley
Mike Manley

London, 6 December 2018

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